

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 24, 2009

Via Facsimile and U.S. Mail

Jay C. Peterson
Forgent Networks, Inc.
d/b/a Asure Software
108 Wild Basin Road
Austin, TX 78746

Re: **Preliminary Proxy Statement on Schedule 14A
Filed June 19, 2009
File No. 0-20008**

        **Definitive Soliciting Materials Filed on June 17, 2009
File No. 0-20008**

Dear Mr. Peterson:

        We have conducted a limited review of the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement referenced above.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Please provide a background discussion of the contacts, if any, the company has had with Pinnacle during the time period leading up to the current solicitation. You should describe in sufficient detail whether the company's board of directors responded to contacts made by Pinnacle and if material, the specifics of any discussions between the parties. In that regard, please ensure your discussion includes discussion regarding Pinnacle's recent solicitation in opposition to your going private proposals which were to

Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.
June 24, 2009
Page 2

be considered at a special meeting, which was subsequently cancelled by you in early June 2009.

2. We note your disclosure throughout the document that the company's board of directors believes that it is not in the best interests of stockholders to sign or return any proxy cards provided by Pinnacle. Please explain why the company's board of directors believes it is not in the best interests of the company's stockholders to do so.

3. We note your disclosure in the introductory section of your document providing that you also plan to engage the services of independent proxy consultants in connection with your proxy solicitation. Since your solicitation is subject to Rule 14-12(c), please revise your document to comply with all of the provisions of Item 4(b) to the Schedule 14A.

4. Please include page numbers in your proxy statement going forward.

Cover Letter

5. Please clarify what the Board has "approved" as stated in the paragraph following the numbered proposals and appearing in all capital letters and bold font.

Introductory Section

6. We note your disclosure indicating that "[o]riginal solicitation of proxies by mail may be supplemented by telephone, facsimile, internet, or personal solicitation . . . ." We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Voting Securities Outstanding; Quorum

7. We note your disclosure in the first full paragraph stating that the record date is July 10, *2008*. Please revise to reflect the record date is July 10, *2009*.

Election of Directors

8. Please revise your document to state, if true, that each of the nominees has consented to serve as a director of the company if elected, and that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d).

9. We note your disclosure reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the company identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named

in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Potential Payments Upon Termination or Change-in-Control

10.   Please disclose whether the election of Pinnacle's entire slate of director nominees would trigger the payments described in this section (assuming also the subsequent termination meets the requirements of the parachute agreements).

Form of Proxy Card

11.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

12.   Refer to the third proposal contained in your form of proxy relating to adjournment of the meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. In that regard, the proxy card should include boxes so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also, you will need to revise your document to provide the information required pursuant to Item 21 of Schedule 14A.

Definitive Soliciting Materials Filed on June 17, 2009

13.   We note the proxy materials you filed under the EDGAR tag "PRER 14A" on June 17, 2009, which contains a shareholder letter. Please note that until you have a definitive proxy statement on file with us, materials other than a revision to a preliminary proxy statement should be used with the EDGAR tag "DEFA 14A" and contain the appropriate disclosure set forth in Rule 14a-12(a). See Rule 14a-6(o). Please confirm your understanding supplementally to us.

14.   We note your disclosure that Pinnacle "intends to nominate six individuals for election to [your] Board of Directors with the intention of launching a hostile and costly proxy contest. . ." Please provide us supplemental support for your assertion that Pinnacle's express intentions include "launching a hostile and costly proxy contest."

15.   Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide us support for the statement suggesting that Pinnacle "has a self-serving agenda." In addition, in future filings, please recharacterize this statement as a belief or opinion.

16.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We refer to your statement that "Pinnacle is attempting to seize control of your company without a tender offer, a deceptive tactic they have used to fool investors in other proxy contests." If you are unable to provide support for each clause in the referenced sentence, please tell us what consideration you have given to issuing corrective disclosure.

17.   In future filings, please delete the reference to "may be deemed" in this section. The persons identified in this section are participants. See Instruction 3 to Item 4 of Schedule 14A.

18.   We note you did not provide all information required by Rule 14a-12(a) with your soliciting materials. In particular, we note the lack of information required by Rule 14a-12(a)(1)(i). Please confirm your understanding that the information should have been included in the soliciting materials and that a reference to a future filing is not sufficient to comply with the requirements of the referenced rule.

*   *   *

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Song Brandon
                                        Special Counsel
                                        Office of Mergers and Acquisitions

VIA FACSIMILE (817-420-8201)
cc: Justin Hoover, Esq.
            Winstead PC